FOR IMMEDIATE RELEASE Media Contact: Kimberley Dietrich (617) 663-4217 Investor Contact: (800) 843-0090

PATRIOT PREMIUM DIVIDEND FUND II ANNOUNCES RESULTS OF TENDER DETERMINATION PERIOD

BOSTON, January 9, 2009 – John Hancock Patriot Premium Dividend Fund II (NYSE: PDT) (the “Fund”), in connection with a previously adopted series tender offer program, announced today the results of its most recent tender determination period. For the 12-week tender determination period ended December 26, 2008, the Fund traded at an average daily discount to net asset value (NAV) of greater than 10%. Consequently, the Fund will commence a tender offer during the first quarter of 2009, for up to 5% of outstanding shares at a price equal to 98% of the Fund’s NAV. Additional information about the dates and terms of the tender offer will be provided by subsequent press releases.

The Fund’s Board of Trustees, as part of its on-going and careful review of the options available to help enhance shareholder value within the context of the Fund’s goal of providing shareholders with tax-advantaged income, authorized a semi-annual series tender offer program in March 2008. Under the program, the Fund will offer to purchase up to 5% of its outstanding common shares at 98% of NAV on the date the tender offer expires, provided that the Fund’s common shares have traded at an average daily discount to NAV of greater than 10% during the 12-week measurement period. The tender offers will occur twice a year if the thresholds are met, with the Board to review the program annually.

This announcement is not an offer to purchase nor a solicitation of an offer to sell shares of John Hancock Patriot Premium Dividend Fund II. Offers will be made only by Offers to Purchase and the related Letters of Transmittal. The Offers to Purchase and the related Letters of Transmittal when available contain important information and should be read carefully by shareholders. Shareholders may obtain free of charge, when available, the Offers to Purchase and Letters of Transmittal from the web site (www.sec.gov) of the Securities and Exchange Commission, or from Mellon Investor Services, the Fund's shareholder servicing agent, at 1-800-852-0218.

The Fund is a diversified closed-end management investment company. The Fund’s investment objective is to provide common shareholders high current income consistent with modest growth of capital. The Fund pursues its objective by investing in a diversified portfolio of dividend-paying preferred and common stocks. The Fund operates so that dividends paid will qualify in their entirety for the Dividends Received Deduction (DRD), although there can be no assurance that this result will be achieved. Income eligible for DRD entitles certain corporate investors to deduct 70% of the dividends they received from their taxable income, while individual investors also benefit as the maximum federal tax rate for qualified dividend income (QDI) is only 15%.

About John Hancock Funds

The Boston-based mutual fund business unit of John Hancock Financial, John Hancock Funds manages more than $47.9 billion in open-end funds, closed-end funds, private accounts, retirement plans and related party assets for individual and institutional investors at September 30, 2008. John Hancock Funds are distributed by John Hancock Funds, LLC, member FINRA | SIPC. For more information, please visit www.jhfunds.com.

About John Hancock Financial and Manulife Financial Corporation

John Hancock Financial is a unit of Manulife Financial Corporation (the Company), a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and in most of Asia, and primarily as John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$385 billion (US$364 billion) at September 30, 2008.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.